Exhibit 12.1

Mediacom LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except ratio amounts)

Earnings:
(Loss) income before income taxes	$(19,419)	$(4,294)	$8,976	$(42,490)	$(105,107)
Interest expense, net	112,895	102,000	97,790	98,596	102,458
Amortization of capitalized interest	1,702	1,525	1,356	1,580	497
Amortization of debt issuance costs	2,427	3,009	5,642	3,320	3,754
Interest component of rent expense(1)	2,716	2,776	2,623	2,342	2,136

Earnings available for fixed charges	$100,321	$105,016	$116,387	$63,348	$3,738

Fixed Charges:
Interest expense, net	112,895	$102,000	$97,790	$98,596	$102,458
Capitalized interest	1,893	2,106	1,545	3,532	2,723
Amortization of debt issuance costs	2,427	3,009	5,642	3,320	3,754
Interest component of rent expense(1)	2,716	2,776	2,623	2,342	2,136

Total fixed charges	$119,931	$109,891	$107,600	$107,790	$111,071

Ratio of earnings to fixed charges	—	—	1.08	—	—

Deficiency of earnings over fixed charges	$(19,610)	$(4,875)	$—	$(44,442)	$(107,333)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.